ADSTAR, INC.
4553 Glencoe Avenue, Suite 300
Marina del Rey, California 90292
May 16, 2006
VIA FACSIMILE AND MAIL
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Karen J. Garnett, Esq.
Re: AdStar, Inc. (the “Company”)
Registration No. 333-133114 on Form SB-3
Dear Ms. Garnett:
     In connection with the above referenced Registration Statement, we hereby request acceleration of effectiveness to 9:00 a.m. Eastern Daylight-Saving Time, on May 18, 2006, or as soon as practicable thereafter.
We hereby acknowledge that:
Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
The Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours ADSTAR, INC.
by:	/s/Leslie Bernhard
Leslie Bernhard
President and Chief Executive Officer